Exhibit 99.2
MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED APRIL 30, 2010
PREPARED AS OF JUNE 18, 2010

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the quarter ending April 30, 2010 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal year ending October 31, 2009 and 2008 which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Other than financial statement data for the years ended October 31, 2009 and 2008, which are audited, all financial analysis, data and information set out in this MD&A are unaudited. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable Canadian securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers etc. A variety of inherent risks, uncertainties and factors, many of which are beyond the Company’s control, affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by numerous factors beyond the Company's control: the existence of present and possible future government regulation, the significant and increasing competition that exists in the Company's business sector, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of additional risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward–looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDING APRIL 30, 2010
PREPARED AS OF JUNE 18, 2010
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:

1.	Corporate Overview
2.	Highlights - Fiscal Year Ended October 31, 2009 and Period Ended April 30, 2010
	a.	Business developments
	b.	Financing
	c.	Intellectual property
	d.	Sarbanes Oxley
	e.	Management and Board of Directors
3.	Going Concern
4.	Select Financial Information and Disclosures
	a.	Financial Position at April 30, 2010
	b.	Discussion of Operating Results
	c.	Unaudited Quarterly Financial Information
5.	Liquidity and Capital Resources
6.	Risks and Uncertainties Overview
7.	Critical Accounting Policies
8.	Recent Canadian Accounting Policies Not Yet Adopted
9.	Financial Instruments
10.	Commitments and Contingencies
11.	Disclosure Controls
12.	Off Balance Sheet Arrangements
13.	Transactions with Related Parties
14.	Share Capital
15.	Management and Board of Directors
16.	Subsequent Events

Refer also to attached Tables 1-4 as supplementary information.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED APRIL 30, 2010
PREPARED AS OF JUNE 18, 2010

1. CORPORATE OVERVIEW

Micromem Technologies Inc. (“Micromem” or “the Company”) is a development stage company that has developed proprietary MRAM technology for both memory and sensor applications. The Company’s shares are traded on the NASDAQ over the counter Bulletin Board (OTCBB) under the symbol MMTIF. In 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. (“MAST”) for the purpose of moving forward with the commercialization of its technology.

The Company has committed significant efforts to furthering its research and development (“R&D”) with respect to its MRAM technology. These research initiatives took a number of directions over the years and all of the R&D efforts were ultimately centralized at the University of Toronto (“UofT”) by 2003. Over the next several years, Micromem invested in a research program at the University of Toronto which program also was funded in part by the Ontario Government through the Ontario Centres of Excellence funding program.

By 2004, the research efforts had progressed sufficiently to allow the Company to take the next step which was to engage a full-time Chief Technology Officer (“CTO”). By early 2005, the Company had entered into a management contract with a U.S.-based CTO whose mandate was to coordinate all elements of the Company’s go forward research and to begin to explore strategic partnerships with larger companies who had begun to express preliminary interest in the Company’s MRAM memory applications.

By 2007, the Company had determined that it was ready for the next step in its development path, being the exporting of the UofT technology initiatives into an industrial foundry setting to determine the scalability of the technology and the likelihood of developing a consistent working prototype that captured the Company’s patented technology for industrial applications.

It was at this point that the Company incorporated MAST and appointed Steven Van Fleet, a long-time director of the Company, to serve as President of MAST and to lead the Company’s commercialization efforts thereafter. Concurrently, the Company engaged Henry Dreifus and his company, Dreifus Associates Limited, Inc. to help the Company further develop these initiatives and to identify potential market opportunities for immediate application.

The developments between July 2007 and June 2008 were considerable. The Company determined that the performance characteristics of its sensor technology were such that the Company could pursue higher, value added commercial applications. Work was commenced in a California-based foundry, GCS Inc. and later in a second foundry operated by BAE Limited in Nashua, New Hampshire.

The Company embarked on multiple discussions with potential strategic development partners by early 2008 and a number of these discussions materialized into ongoing negotiations and in several cases, the execution of development agreements with these partners.

The Company stepped up its activities in two other areas at the same time as follows:

(a)

It expanded its intellectual property filings in cooperation with its U.S.-based counsel, Morgan Lewis. Over time, the Company has developed what it describes below as several generations of intellectual property in its patent portfolio.

(b)

The Company has continued to raise capital to support its R&D initiatives, to support its IP portfolio and to maintain its status as a compliant public reporting entity. It has secured financing through a series of Unit private placements and through the exercise of stock options by officers, directors, employees and consultants to whom it has awarded options, typically on an annual basis. The total funding raised through these initiatives between 2005 and 2009 is approximately $15 million.

In the fiscal year ended 2009, the Company made important advances with a number of strategic development partners whom it had engaged. The notable developments include the Company’s dealings with BAE Limited, Unotron Inc., NEMT Inc. and LifeMed Technologies Inc., all of which are discussed further below. Additionally, the Company has developed a “pipeline” of other initiatives that it is pursuing and it has made specific strides in the development of sensor technology for several industrial vertical applications, including sensors for the oil and the mining sectors.

Significantly, in 2009, and a result of these advances, the Company has determined that its continuing activities related to the development of its memory and sensor technology meet the deferral criteria to capitalize these development costs. Accordingly, these costs were capitalized and are reported in our balance sheet at October 31, 2009. To date the total deferred development costs which have been capitalized are $2,496,421. In the quarter ended April 30, the Company has capitalized $216,556 (2009: nil) and include directly related consulting fees, materials and third party costs. No amortization has been taken to date.

At April 30, 2010, the Company remains pre-revenue status but, through the initiatives referred to above, it anticipates that it will begin to realize revenues from license fees, royalties and product sales in the 2010 fiscal year.

The Company reports a cumulative deficit at April 30, 2010 of $72.050 million. It is illustrative to break down the components of this deficit which include a substantial non-cash element attributable to the Black Scholes measurement of stock options. Equally, in management’s view, it is appropriate to isolate the initial years prior to the commencement of activity at the University of Toronto and the subsequent developments thereafter as described above. This analysis is presented below:

	1999-2003	2004-2009	Total
	$000	$000	$000
Research, Professional and consulting fees and other Salaries Royalty write-off Administration related Non-cash costs reported associated with Black Scholes pricing model	$ 8,899 9,337 10,000 4,234 15,700	$ 9,868 1,778 - 3,789 8,445	$ 18,767 11,115 10,000 8,023 24,145
Cummulative deficit	$ 48,170	$ 23,880	$ 72,050

The Company maintains a small senior management team and several support staff. It has outsourced virtually all of its development initiatives which have been organized, defined and led by Steven Van Fleet.

The Company’s vision and business strategy going forward, as articulated below, position it well to capitalize on the market opportunities that it has and continues to identify. The Company’s challenge remains to continue to secure sufficient capital to finance all of its initiatives and its operations while it develops revenue applications and opportunities from all of its current discussions. From a financial reporting standpoint, the Company continues to report its financial statements with a going concern disclosure. The Company has a substantial pool of available loss carry forwards to be applied against potential future taxable income and the benefit of these potential tax-related assets are not recognized in the Company’s accounts at April 30, 2010.

Company Vision:

To leverage our sensor technology through strategic partnerships aimed at development of products that represent a significant revenue stream to Micromem. Focus on creating strategic relationships that represent licensing and professional services revenue.

Continue to exploit our market position in the emerging universal memory market by continuing to develop our memory and license new and innovative memory technology that address MRAM requirements in the larger pervasive memory market.

Business Strategy:

The Company’s business strategy in 2010 is multipronged as follows:

(a)	It will continue to raise capital as required in order to support its initiatives.

(b)	It will continue to outsource the technology development initiatives to third party experts.

(c)	It will continue to outsource its manufacturing for customer opportunities both in the United States and abroad.

(d)

It will continue to partner with developing companies who are prepared to work with the Company to test our product applications, integrate our technology with their products and jointly develop new applications under development agreements.

(e)	It will continue to maintain its patent and IP strategy.

(f)	It’s objective is to achieve revenues and pursue partnerships where new products will be developed and marketed that incorporate our sensors.

(g)	It will establish a licensing arrangement with an emerging MRAM patented technology and drive the productization through foundry partners.

2. HIGHLIGHTS – FISCAL YEAR ENDED OCTOBER 31, 2009 AND PERIOD ENDED APRIL 30, 2010

The Company was active on a number of fronts as detailed below:

a) Business Developments:

A synopsis of our key current activities by significant strategic partner is as follows:

i)	BAE Systems:

In 2009 Micromem and BAE Systems successfully completed the manufacturing of a multi-bit array structure of our memory. The work was completed in BAE’s Department of Defense (“DOD”) trusted GaAs foundry in Nashua NH. Micromem submitted the multi-bit array structure in a reticle design format to BAE who manufactured the memory using their proprietary high mobility epi layer and their standard foundry processes. The magnetic processing steps required in the manufacture of our memory were subcontracted to west coast specialty manufacturers. Memory testing was completed by a certified third party company.

Micromem and BAE Systems were successful in creating a fully functioning mult-bit MRAM cell. Our going forward strategy is to license the memory patent portfolio to clients that have specific end user requirements that require low power, high temperature radiation hardened memory.

BAE Systems tested and validated the high sensitivity of our magnetic sensor. Our going forward strategy is to perform joint business development with BAE Systems to the DOD and to aggregate the government’s interest in our technology. Once aggregated BAE Systems and Micromem will enter into a licensing agreement whereby the technology will be transferred to BAE Systems for the integration into their product portfolio.

We continue our negotiations with BAE with the objective of finalizing an agreement to market and sell our products into the DOD. The intent of the agreement will be to aggregate the DOD’s product requirements over time and develop a licensing agreement with BAE for these products. BAE has shown strong interest in our concentrator based magnetic sensor. Once we have this product available it is anticipated that we will be able to move forwards with BAE Systems.

ii)	Unotron Inc. (Unotron):

Unotron Inc. and Micromem entered into a formal Manufacturing Agreement in 2009 that requires Micromem to develop a magnetic sensor based keyboard substrate that is to be integrated into Unotron’s waterproof and washable keyboards. These keyboards can be placed within a commercial dishwasher to prevent diseases from being transmitted on the keyboard.

In 2009 Micromem designed, manufactured, tested and delivered the initial volume of keyboard substrates to Unotron in Hong Kong. The keyboard are being tested and submitted for FCC/CE certification. The going forward strategy is to begin routine manufacturing of the keyboard substrates in 2010. All design and test work is now completed. Production manufacturing is awaiting Unotron guidance and FCC/C certification.

iii)	LifeMed Technologies Inc. (LMTI):

In 2009 Micromem executed a Manufacturing Agreement and received a $30 million purchase order from LMTI. Micromem is contracted to design, manufacture prototypes, submit and obtain FDA 510(K) approval and manufacture a medical device that incorporated Micromem’s magnetic sensors. The medical device is designed to provide early detection of abnormalities in women’s breasts. This adjunct device is cost effective, easy to use and directed at providing a simple home test for early breast cancer indication.

The prototype product has been designed and fully tested. The FDA 510(K) process has begun. Micromem has engaged King and Spaulding in Washington DC as our FDA attorney. Micromem has contracted with a medical doctor in NYC who has experience in running clinical trials in the breast cancer detection area.

Our go forward strategy in 2010, pending FDA approval of our product, is to begin routine manufacturing for LMTI. It is anticipated that LMTI will begin to take product from Micromem in 2010.

System design has been completed and the first article pads are available to client for medical professional review. The system has been fully bench tested and is ready for clinical trials.

iv)	NEMT:

In 2009 Micromem and NEMT entered into a formal Manufacturing Agreement to develop a magnetic device capable of detecting small changes in the earth’s magnetic signature. NEMT plan is to use this for aerial exploration in the Bearing Sea for oil and gas reserves. The prototype device was designed and built and tested in the field by NEMT. In late 2009 NEMT discovered two oil reserves in 400 meters of water using this prototype.

The going forward strategy is to deliver the final product in Q210 to NEMT who will use the device to fulfill an exploration contract they were awarded last year. Upon successful extended operation, a licensing and sales partner agreement will be put in place.

The project is 100% complete and awaiting full field testing by NEMT.

v)	New Sensor Applications Under Development:

	a)	Mining Sensor:

In 2009 Micromem completed the research and development and prototype manufacturing of an on-site mining core sample instrument. This instrument is designed to quickly evaluate at the mine site the mineral constituents in the core. This device is not intended to replace the third party assay analysis of the core samples but it does provide a rapid and accurate assessment of the presence of specific minerals and compounds in the core sample. The design incorporates an array of Micromem’s magnetic sensors and have been fully tested against prior assayed core samples from several mining operations. Micromem has submitted multiple patents on this innovative use of magnetic technology.

Our going forward strategy is to negotiate a licensing arrangement with a partner who will direct the commercialization of the product and who will develop the marketing and sales channel for this product.

Several major proposals were generated based upon this technology.

	b)	Oil Sensor:

In 2009 Micromem completed the prototype manufacturing of our vehicle oil sensor. The sensor is designed for either in line application or as a ring sensor between the engine block and the oil filter of a vehicle. The sensor is designed to provide real time indication of the health of the oil. There are four sensors in the oil filter that measure flow, viscosity, temperature and magnetic signature. These four sensors are integrated into a health metric that accurately indicates the degradation of the oil as a function of how the vehicle is operated.

Micromem engaged an industry consultant in 2009 to provide assistance in this sector. Micromem has completed several discussions with vehicle manufacturers to insure that we have a complete understanding of the requirements for the sensor.

Our going forward strategy for 2010 is to have the sensor tested by a third party certified testing firm under specific conditions. We plan to license the technology to a key partner in 2010.

The oil sensor testing, both lab and field, has been fully completed. Client proposals are under review for the first sale.

b) Financing:

To support its initiatives as described above, the Company has actively raised additional equity financing as follows:

Fiscal year-end at October 31, 2008:	$5.484 million.
Fiscal year-end at October 31, 2009:	$4.185 million
Quarter-ended January 31, 2010:	$1.049 million
Quarter-ended April 30, 2010:	$0.130 million

The financings that the Company has completed have largely consisted of Unit private placements whereby the Company has issued a common share and an attached common share purchase warrant. Typically these warrants have a term of 12 months from issue date. In the quarter ended April 30, 2010, the Company also secured a bridge loan of $246,000.

Subsequent to April 30, 2010, through to the report date of this MD&A document, the Company has successfully raised an additional $251,000 from the issuance of Unit private placements. The Company continues to attempt to raise financing through these initiatives as it moves forward.

c) Intellectual Property:

The Company has continued to invest in its intellectual property portfolio and as of April 30, 2010, it has capitalized approximately $216,000 relating to this initiative. In the second quarter of 2010, the Company has capitalized an additional $26,073 (2009: nil, these costs were expensed). The patent portfolio can be generally described and categorized as four “generations” of patent technology:

i)

The “Lienau” patents which relate to the initial technology that the Company developed in the period from 1999 to 2002. There were a significant number of patents filed, primarily in the United States, and dealing with predecessor technology. The Company has maintained the specific filings required with respect to this suite of patents to date, although its technology has moved in a different direction since 2003 and the commercialization initiatives that are now being pursued are not based on this earliest generation of patents. The Company continues to evaluate its options with respect to this component of its intellectual property portfolio.

ii)

The “University of Toronto” patents: a number of filings were generated during the period of time that the Company coordinated all of its research initiatives at the University of Toronto between 2003 and 2005.

iii)

The “Kuper/Imai” patent filings which were developed during the period of time that Cynthia Kuper served as the Company’s Chief Technology Officer between 2005 – 2007, working in conjunction with a strategic engineering and design firm based in California.

iv)

The “DAL” patents: which have been developed through the Company’s association and dealings with Henry Dreifus and his company, DAL Associates. This portfolio of patents represents the Company’s most recent initiatives in the IP area.

The Company continues to maintain and expand its IP portfolio as described in (b), (c) and (d) above and regards each of these filings as core to the Company’s go forward development and commercialization efforts. The patent activity over the past two years has been led by Steven Van Fleet in his capacity as an officer and as a director of the Company and as President of MAST, working in conjunction with Morgan Lewis, our patent attorneys.

d) Sarbanes Oxley:

The Company qualified as an accelerated filer for SOX reporting purposes during the fiscal year ended October 31, 2008. Accordingly, it conducted its initial audit of its internal controls and procedures for the fiscal year then ended. In the report that it issued for the year ended, October 31, 2008 three material weaknesses were cited as part of its SOX 404 filings and these comments were incorporated into its 20F documentation filed at that time.

In the 2009 fiscal year we devoted more internal resources to the measurement and assessment of our internal accounting controls. We identified one of our senior accounting staff to organize this initiative and provided certain training to assist that individual with her responsibilities. This exercise was supervised by our Chief Financial Officer and our Audit Committee.

We are currently planning for our internal SOX review and testing for the 2010 fiscal year building on our experience from the 2009 audit.

e) Management and Board of Directors:

The Board of Directors remained intact in Q2 2010 and there were no changes to the senior management during the second quarter of 2010. The senior team consists of Joseph Fuda as President of Micromem, Steven Van Fleet as President of MAST and Dan Amadori as Chief Financial Officer. Jason Baun fulfills the role of Chief Information Officer for the Company with primary responsibility for compliance and disclosure-related matters.

There were no common stock options issued in Q1 or Q2 2010. In 2009, the Company awarded a total of 1.345 million common stock options to officers, directors and employees. These options have a term of 5 years and a strike price of $1 per share. In 2008, the Company issued a total of 2 million stock options at an average price of $1.39 per share. The Company reports the stock compensation expense associated with these option grants calculated in accordance with the Black Scholes option-pricing model. The non-cash expense in 2009 was $1.952 million, the comparable expense in 2008 was $1.04 million. All of the stock option awards are approved by the Company’s Compensation Committee which is comprised strictly of independent directors.

In 2004, the Company entered into a five year consulting contract with the Chairman of the Company which expired in October 2009. This contract stipulated a base annual amount of $150,000 Canadian funds ($145,914 U.S. at quarter-end exchange rates). Additionally, the contract provided for incentive compensation tied to the Company’s annual performance. In 2009, no incentive compensation was paid under the terms of the contract (2008: $416,171). The Compensation Committee and the Board of Directors has extended the contract with the Company Chairman for an additional year through December 31, 2010. The Company has accrued $36,477 (2009: $30,188) in the quarter relating to this contract.

3. GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Certain principal conditions and events are prevalent which indicate that there is doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. The Company has incurred substantial recurring losses to date and it reports a working capital deficiency at April 30, 2010.

The Company continues to pursue its development initiatives in order to develop its technologies for commercial applications and continues to raise financing for operations.

It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date the Company has raised financing through successive Unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic term loans.

The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

4. SELECT FINANCIAL INFORMATION AND DISCLOSURES

(a) Financial Position at April 30, 2010:

The following table sets out select financial information for the three most recently completed financial year-ends prepared in accordance with Canadian general accepted accounting principles:

Unadited	Quarter ended April 30, 2010 $000	Quarter ended April 30, 2009 $000	Quarter ended April 30, 2008 $000
Interest and other income	5,009	536	2,988
Total expenses	531,769	1,273,986	1,183,096
Net loss	(526,760)	(1,273,450)	(1,180,108)
Loss per share and diluted loss per share	(0.01)	(0.02)	(0.02)
Weighted average number of shares outstanding	89,916,604	82,506,004	73,202,142
Total assets	3,060,200	491,051	1,066,373
Cash and cash equivalents	37,260	91,813	680,864
Shareholders' equity (deficit)	1,801,646	(109,191)	218,186

To finance our operating loss in Q2, we raised $130,000 through the issuance of common shares through Unit private placements.

At April 30, 2010 the Company has:

a)	10,022,199 stock options outstanding which expire, if unexercised, between 2010- 2014. If fully exercised, the Company would realize approximately $9 million of proceeds; and,

b)	3,436,361 common share purchase warrants which expire throughout 2010 and 2011 if unexercised. If fully exercised, the Company would realize approximately $2.5 million of proceeds.

Refer also to Tables 1 and 2 which are appended to this MD&A. Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2008-2009 and for the related quarterly information through April 30, 2010. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2008-2009 and the related quarterly information through April 30, 2010.

(b) Discussion of Operating Results

The following table summarizes the Company’s operating results for the quarters ended April 30, 2010, 2009, 2008.

	Quarters ended April 30,
	2010 $000	2009 $000	2008 $000
Interest and other income	5	1	3
General and administration	41	306	80
Professional fees and salaries	394	320	341
Stock-based compensation	30	342	456
Research	-	265	211
Travel and entertainment	51	54	84
Foreign exchange (gain) loss	14	(15)	11
Amortization	2	2	-
Total expenses	532	1,274	1,183
Net loss for the period	(527)	(1,273)	(1,180)
Loss per share	(0.01)	(0.02)	(0.02)

Revenue: The Company remains in pre-revenue mode at April 30, 2010. It reports interest and other income of $5,009 in Q2 2010 (2009: $536 interest income) consisting of interest income; it successfully raised additional financing in the second quarter of 2010 and earned interest income on temporarily available excess cash on hand during the year.

General and administrative expenses compare as follows ($000):

	2010	2009	2008
1) Investor relations 2) Shareholder information 3) Telephone 4) Insurance 5) Rent 6) Exchange loss 7) MAST 8) All others	- 7 6 22 7 (5) 26 (22)	111 27 6 16 8 11 85 42	- 16 8 10 8 19 - 19
	41	306	80

The Company engaged Investor Relations Group (“IRG”) of New York in September 2008 to provide investor relations services to the Company. We were committed to monthly payments of $13,500 plus 25,000 common shares per month. In May 2009 the contract was renegotiated to payments of $7,500 and 12,500 common shares per month under this one year contract. The contract expired in September 2009.

The Company has rebilled certain related companies who share office space with it and which have certain common officers and directors.

Professional, Other Fees and Salaries compare as follows ($000):

	2010	2009	2008
1) Audit and related services 2) Legal - patent 3) Legal - other 4) Salaries and benefits 5) Management fees 6) DAL 7) President, MAST 8) Other	53 - 80 132 112 - - 17	- 35 52 87 95 - 42 8	- 20 62 36 117 50 20 36
9) Stock compensation expense	394 30	319 342	341 456
	424	661	797

We incurred $80,000 of legal costs related to other than patents in Q2, relating to our periodic annual filings and our listing on CNSX which was initiated and completed during the year.

Management fees expense in Q2 relates principally to our President, our CFO and our Chairman. Refer also to the disclosures on management compensation in Section 8 of this report.

DAL is a consulting firm owned by a former Company director, Henry Dreifus, who provided services to the Company commencing in late 2007 and continuing through 2008.

We signed a 3 year contract with the President of MAST Inc. our wholly-owned subsidiary, in mid 2008 at a base annual amount of $204,000.

Stock compensation expense is measured as the Black Scholes non-cash cost of options granted in the respective years.

Research expenses compare as follows ($000):

	2010	2009	2008
1) Strategic Solutions 2) BAE 3) GCS 4) President, MAST 5) Other	- - - - -	112 108 142 - (97)	134 - 46 - 31
	-	265	211

In the second quarter of 2010, as discussed above, the Company capitalized the development expenses which it incurred; prior to 2010, all of these expenditures were reported in the statement of operations. The significant research and development expenditures incurred in Q2 included GCS, $45,000; Consultants, $76,000; all other $95,000 for a total expenditure of $216,000.

Strategic Solutions was on contract for a base monthly amount of $45,600 until December 2008 and was paid for additional work completed above and beyond the agreed upon base level of contract work. The Company continued to use Strategic Solutions on a month to month basis in 2009 but has ceased these arrangements in mid-year.

The payments to BAE are with respect to foundry services provided in the BAE facilities.

The work performed by GCS relates to the prototype development work completed in the GCS foundry in 2008 - 2009.

Travel related expenses compare as follows ($000):

	2010	2009	2008
1) Airfare 2) Hotel 3) Meals 4) Transportation 5) Other	23 7 14 7 -	15 12 9 9 9	29 19 25 9 2
	51	54	84

C) Unaudited Quarterly Financial Information

Three months ended (unaudited)	Interest and other income $	Expenses $	Loss in period $	Loss per share $
January 31, 2008	1,493	721,548	(720,055)	(0.01)
April 30, 2008	2,988	1,183,096	(1,180,108)	(0.02)
July 31, 2008	3,258	1,283,401	(1,280,143)	(0.02)
October 31, 2008	4,023	2,240,442	(2,236,419)	(0.03)
January 31, 2009	5,637	1,589,266	(1,583,629)	(0.02)
April 30, 2009	536	1,273,986	(1,273,450)	(0.02)
July 31, 2009	113	1,522,071	(1,521,958)	(0.02)
October 31, 2009	81,762	13,664	68,098	-
January 31, 2010	5,099	411,498	(406,399)	-
April 30, 2010	5,009	531,769	(526,760)	(0.01)

Refer also to Tables 1 and 2 for summarized quarterly information.

5. LIQUIDITY AND CAPITAL RESOURCES

Liquidity:

Table 3 provides a summary of the financing that was raised during the 2008-2009 fiscal years and in the first 2 quarters of 2010.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our technologies. As at April 30, 2010, our working capital deficiency was $918,937 (2009: $138,550).

We currently have no lines of credit in place, we must obtain financing from new investors or from investors who currently hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employees options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants is provided in Table 4.

Capital Resources:

We have no commitments for capital expenditures as of April 30, 2010.

6. RISKS AND UNCERTAINTIES OVERVIEW

There are a number of material risks which may individually or in the aggregate effect the long-term commercial success of the Company, both known and unknown. An investment in the Company should be considered highly speculative due to the nature of the Company’s activities and its current stage of development:

Stage of Development of Technology:

The Company has made significant strides in developing its prototype products over the past year in its attempt to commercialize its products with its various strategic development partners. Nonetheless, the Company at this stage has not completed such efforts to the point that it has product available for sale and their remains uncertainties as to the Company’s ultimate ability to complete the development of a product that is saleable.

Customers’ Willingness to Purchase:

We have entered into multiple joint development agreements whereby our prototype products are being subjected to rigorous testing by our partners. We have not as yet received unequivocal and firm purchase orders for our product. Some of the joint development partners that we are dealing with are private companies and there is a potential risk of those companies having to secure all of their requisite financing to support their orders and their working capital requirement.

Patent Portfolio:

The Company has spent a considerable amount of time, effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. However, given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged, that our patent pending files may not ultimately be granted full patent status. While we continue to make specific efforts to broaden our IP claims, this is an ongoing process and requires continued effort and vigilance. The Company does not have extensive in-house resources so as to manage its IP portfolio in this environment and relies heavily on its patent attorneys for these services.

Financing:

The Company has successfully raised a considerable amount of funding over the past several years to continue to support its development initiatives and fund the Company’s corporate structure and overheads. The financing environment for early stage technology companies remains challenging and there is no certainty that the Company will be able to continue to raise financing as it has in the past to continue to support its business initiatives.

Competitors:

The Company is subject to competition from other larger entities who have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one of these individuals were unavailable, the Company could encounter difficult transition processes.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. The Company has not hedged its foreign currency exposure, which has not been significant to date. In future, foreign currency fluctuations could present a risk to the business.

7. CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements and should be read in conjunction with management’s discussion of the Company’s critical accounting policies and estimates as set forth below.

Canadian GAAP:

Our financial statements are prepared in conformity with Canadian GAAP which requires our management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conform in all material with respect to U.S. GAAP except for the accounting for development expenditures reported in the fiscal year ended October 31, 2009 and for the allocation of proceeds received using the relative fair value method of accounting for Unit private placement for the fiscal years through October 31, 2008.

Under U.S. GAAP, development expenditures are expensed as incurred. In 2009, the Company has capitalized approximately $2.0 million of development costs in accordance with Canadian GAAP. In 2010 we have capitalized an additional $496,000.

Foreign Currency Translation:

Accounts recorded in foreign currency have been converted to United States dollars as follows: Monetary current assets and current liabilities, at the prevailing exchange rates at the end of the year; non-monetary assets at historical rates; revenues and expenses are translated at the 3 month average exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and, gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Research and Development Expenses:

Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use.

Patents:

Patents are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow. Until October 31, 2008, the Company expensed all current expenditures for patent-related activities. In the fiscal year ended October 31, 2009, Company determined that it met the criteria for capitalizing patent-related costs incurred during the current fiscal year. Amortization expenses recorded on a straight line basis over the estimated useful life of 10 years.

Stock-Based Compensation:

Stock-based compensation is recognized using the fair value method. Under this method, the Black Scholes option-pricing model is used to determine periodic stock option expense. Any compensatory benefit recorded is recognized initially as deferred share compensation in the consolidated statements of shareholders’ equity and then charged against income over the contractual or vesting period.

As stock options are exercised, the Company records a charge to contributed surplus and a credit to share capital. The amount reported in each case is based on the original expense recorded when the related options were granted.

8. RECENT CANADIAN ACCOUTING POLICIES NOT YET ADOPTED

a.	Business Combinations:

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. In addition, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements, while section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to business combination.

These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Company is currently evaluating the new section to determine the potential impact on its consolidated financial statements.

b.	International Financial Reporting Standards (IFRS):

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April, 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2011, and of the opening balance sheet as at November 1, 2010. The AcSB proposes that CICA Handbook Section, Accounting Changes, paragraph 1506.30, which would require an entity to disclose information relating to a new primary source of GAAP that has been issued but is not yet effective and that the entity has not applied, not be applied with respect to the IFRS Omnibus Exposure Draft. The Company is continuing toassess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

9. FINANCIAL INSTRUMENTS

It is management's opinion that the Company is not exposed to significant interest rate and credit risks arising from financial instruments and that the fair value of financial instruments approximates the carrying value.

Fair values: The Company's financial instruments include: cash and cash equivalents, other receivable and accounts payable and accrued liabilities, the fair values of which approximate their carrying values due to their short-term maturity.

Credit risk: Financial instruments, which subject the Company to potential credit risk, consist of other receivable. The Company does not require collateral or other security for accounts receivable. The Company estimates its provision for uncollectible amounts based on an analysis of the specific amount and the debtor's payment history and prospects.

Foreign exchange: The Company completes transactions denominated in Canadian and in United States dollars and, as such, is exposed to fluctuations in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

10. COMMITMENTS AND CONTINGENCIES

Technology Development Agreement with Estancia:

To the extent that the Company generates revenue in future relating directly and specifically to the Vemram patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses. To date no revenues have been generated. We have discontinued the development of this technology after 2002.

Operating Leases:

We have operating lease commitments which expire in 2010 with respect to our head office. The future annual minimum lease payments are approximately $76,000.

Legal Matters:

There are currently no outstanding legal matters to which the Company is a party. We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by-laws. We maintain insurance policies that may provide coverage against certain claims.

Royalties:

The Company has obligations under the terms of the License Agreement signed with University of Toronto in June 2005. The total obligation could be $1 million tied to future product revenues. To date no royalty obligations have been incurred, as the Company has not generated any revenues.

Senior Management:

In 2005, we entered into an employment agreement with the Chairman of the Board of Directors, Salvatore Fuda (the "Chairman"), for a period from January 1, 2005 through December 31, 2009, which contract has been extended to December 31, 2010. Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as at December 31, 2005 and subject to a minimum annual compensation amount of $150,000 Canadian funds ($145,914 U.S. funds at current exchange rates). At our option, we can pay cash or issue common shares as compensation providing that the cumulative maximum shares that we can issue under the agreement is two million common shares. Under this contract, the 2009 expense as reported was $129,149 as compared to $416,171 in 2008. For the quarter ended April 30, 2010, the Company has accrued $36,477 relating to the Chairman’s contact.

In May 2008, the Company entered into employment agreements with the President, the Chief Financial Officer and the President of the Company’s subsidiary, MAST Inc. These agreements stipulate remaining obligations as below:

	Term	Remaining Obligation
President	1 month	$13,333 Canadian funds
Chief Financial Officer	1 month	$12,500 Canadian funds
President – MAST	13 months	$221,000

Supplier Commitments:

In July 2009, the Company executed a purchase order for approximately $1 million of services to be provided by a supplier between July 2009 – April 2010. At October 31, 2009, the Company has paid a total of $323,000 to this supplier and reflects $164,000 in outstanding accounts payable in respect of these working arrangements.

11. DISCLOSURE CONTROLS / INTERNAL CONTROLS

In the fiscal year ending October 31, 2008, the Company was classified as an accelerated filer and accordingly was required to complete its initial audit on its internal controls under the requirements of the Sarbanes Oxley legislation. The report that was completed at that time cited three material weaknesses in the Company’s system of internal controls and reporting systems. These have been previously reported. In each case, we reviewed the recommendations made to remedy the material weaknesses and provided our response as to the compensating controls that existed as well as management’s plan to remedy these material weaknesses in 2009.

In 2009, we devoted internal resources to the documentation and testing of the Company’s internal controls. This process was completed over a six month period through October 2009. In summary, we have achieved improvements in our internal control procedures during the 2009 fiscal year. The Company identified a material weakness in certain of its procedures to effect the timely and complete close of its year-end financial statements. A series of journal entries over the course of the audit were posted to finalize the financial statements. We have adapted procedures to remedy this material weakness in 2010.

Management and the Board of Directors, primarily through the audit committee, have instituted rigorous review procedures on all of our periodic filings. We have established a disclosure committee consisting of outside directors (Messrs. Larry Blue and David Sharpless) and our Chief Information Officer (Jason Baun). A charter for the disclosure committee and a policy has been developed and has been ratified by our Board of Directors. We engage legal counsel as required, to provide guidance and commentary on our press releases.

Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

12. OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

13. TRANSACTIONS WITH RELATED PARTIES

The Company reports the following related party transactions:

1)	Compensation paid:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the fiscal years ending October 31, 2008-2009 is as follows (refer also to section XIII):

	Cash Compensation	Stock Option Expense
2010 (6 mos)	$ 310,494	-
2009	$ 625,576	$ 407,040
2008	$ 825,748	$ 637,835

2)	Cost sharing agreements:

In the normal course of business, the Company has entered into cost sharing arrangements with companies with respect to which certain senior officers and directors of the Company exercise significant influence. These entities share space with the Company and these cost sharing agreements are with respect to office overhead expenses. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expense reported by the Company in these expense categories is summarized as follows:

	Rent	Salaries	Other	Total
2010 (6 mos)	$ 13,940	$ 249,979	$ 5,775	$ 269,694
2009	17,177	289,897	11,541	318,615
2008	30,000	242,000	1,000	273,000

In second quarter of 2010 the gross amount of these expenses was $313,150 and the Company rebilled $43,456 of these costs to these related companies. At April 30, 2010 the Company reports $105,685 of balances due from such parties for these expenses and has reserved $104,416 due to uncertainty of collection.

3)	Accounts receivable, payable and accruals:

At April 30, 2010 the Company reports the following accounts receivable and payable balances with related parties:

Net receivable from related companies re cost sharing of overhead expenses:	$ 1,268
Advances to Officers of the Company	$ 30,849
Payable to Company's Chairman under terms of employment contract:	$ 73,833

14. SHARE CAPITAL

At April 30, 2010 the Company reports 91,877,178 common shares outstanding (2009: 86,864,399). Additionally, the Company has 10,022,199 stock options outstanding with a weighted average exercise price of $.89 per share (2009: 10,066,199 options outstanding with a weighted average exercise price of $.85 per share) and a total of 3,436,361 outstanding warrants to acquire common shares with a weighted average exercise price of $.73 per share (2009: 3,024,308 outstanding warrants with a weighted average exercise price of $0.80 per share).

15. MANAGEMENT AND BOARD

Our management team and directors, along with their remuneration for the quarter is presented as below:

		Q2 remuneration
Individual	Position	Cash	Options	Total
Salvatore Fuda (1)	Chairman, Director	71,900	-	71,900
Joseph Fuda (2)	President, Director	76,693	-	76,693
Steven Van Fleet (3)	President, MAST Inc., Director	90,000	-	90,000
David Sharpless	Director	-	-	-
Andrew Brandt	Director	-	-	-
Oliver Nepomuceno	Director	-	-	-
Larry Blue	Director	-	-	-
Dan Amadori (2)	CFO	71,900	-	71,900

(1) contract extends to December, 2010
(2) contract extends to May 2010
(3) contract extends to May 2011

16. SUBSEQUENT EVENTS

The following subsequent events are noted as of June 18, 2010:

a)	The Company raised an additional $250,982 through Unit private placements and issued 765,188 Units.

b)

The Company extended a total of 1,750,000 stock options for a period of 12 months through May 2011 at the same exercise price of $.72. These options were initially issued to certain senior officers and directors. The Black Scholes cost of extending the options has been calculated at $58,708.

c)	The warrants as described in Note 11(d)(ii)(c,d,e) in the financial statements expired unexercised.

d)	The management contracts for the President and CFO as outlined in Note 15(c) of the financial statements were extended for a 6 month period through December 31, 2010.

**********

Table 1

Micromem Technologies Inc Management Discussion and Analysis April 30, 2010

Fiscal year ending	Interest and other		Loss per share (basic
October 31	income	Net Loss	and fully diluted)
2009	88,047	(4,310,939)	(0.05)
2008	11,762	(5,416,725)	(0.07)
2007	2,586	(2,811,378)	(0.04)

Quarter ending
April 30, 2010	5,009	(526,760)	(0.01)
January 31, 2010	5,099	(406,399)	-
October 31, 2009	81,762	52,936	-
July 31, 2009	113	(1,521,958)	(0.02)
April 30, 2009	536	(1,273,450)	(0.02)
January 31, 2009	5,637	(1,583,629)	(0.02)
October 31, 2008	4,023	(2,236,419)	(0.03)
July 31, 2008	3,258	(1,280,143)	(0.02)
April 30, 2008	2,988	(1,180,108)	(0.02)
January 31, 2008	1,493	(720,055)	(0.01)
October 31, 2007	-	(1,328,604)	(0.02)
July 31, 2007	-	(660,675)	(0.01)
April 30, 2007	420	(1,326,587)	(0.02)

Table 2

Micromem Technologies Inc Management Discussion and Analysis April 30, 2010

Selected Balance Sheet Information (all amounts in United States dollars)

Fiscal year ending October 31	Working capital (deficiency)	Capital asssets at NBV	Other Assets	Total Assets	Shareholders equity (deficit)
2009	(650,044)	24,422	2,148,461	2,562,479	1,522,839
2008	(338,079)	26,321	-	630,467	(311,759)
2007	(1,531,855)	-	-	329,232	(1,531,855)

Quarter ending

April 30, 2010	(918,937)	20,981	3,039,219	3,060,200	1,801,646
January 31, 2010	(341,756)	23,156	2,461,488	3,010,357	2,142,888
October 31, 2009	(650,044)	24,422	2,148,461	2,562,479	1,522,839
July 31, 2009	228,263	26,943	-	988,360	255,206
April 30, 2009	(138,550)	29,359	-	491,051	(109,191)
January 31, 2009	(697,379)	28,927	-	509,567	(668,452)
October 31, 2008	(338,079)	26,321	-	630,467	(311,759)
July 31, 2008	726,529	27,868	-	1,569,288	754,397
April 30, 3008	209,329	8,857	-	1,066,373	218,186

Table 3

Micromem Technologies Inc Management Discussion and Analysis April 30, 2010

Summary of financing raised by Company

Date of financing	2007				2008

	Shares	Price / share	$		Shares	Price / share	$

January 2007	1,000,000	0.30		300,000
March 2007	600,000	0.30		180,000
September 2007	100,000	0.72		72,000
April 2008					1,370,000	0.70		964,500
July 2008					45,000	0.62		28,000
October 2008					25,000	0.72		18,000

Exercise of warrants

April 2007	417,500	0.40		167,000
July 2007	60,000	0.40		24,000
April 2008					83,500	0.40		33,400
July 2008					1,667,818	0.40		667,127
October 2008					1,920,000	0.41		793,000

Private placements
May 2006
October 2007	1,577,368	0.45		716,230
January 2008					1,003,900	0.49		493,685
April 2008					2,450,508	0.68		1,673,752
July 2008					285,000	1.29		368,750
October 2008					412,888	1.07		443,844

	3,754,868			1,459,230	9,263,614			5,484,058

	2009				2010

	Shares	Price / share	$		Shares	Price / share	$

Exercise of options
January 2009	32,801	0.74		24,417
April 2009	631,000	0.64		403,500
July 2009	889,000	0.57		504,500
August 2009	100,000	0.60		60,000

Exercise of warrants
July 2009	200,000	1.17		234,000

Private placements
January 2009	336,053	0.58		194,465
April 2009	2,777,878	0.58		1,620,397
July 2009	779,604	0.98		763,980
August 2009	500,000	0.76		380,000
November 2009					123,276	0.58		71,500
December 2009					1,415,000	0.48		684,906
January 2010					666,000	0.44		293,040
February 2010					244,444	0.45		110,000
March 2010					45,455	0.44		20,000

	6,246,336			4,185,259	2,494,175			1,179,446

Table 4

Micromem Technologies Inc Management Discussion and Analysis April 30, 2010

Outstanding options	Strike price	Expiry date

350,000	0.36	04/17/12
315,000	0.60	10/25/12
50,000	0.63	12/02/10
1,927,199	0.72	05/27/10
4,290,000	0.80	07/06/11
1,345,000	1.00	08/25/14
325,000	1.01	03/03/13
20,000	1.12	03/10/13
1,400,000	1.50	08/28/13
10,022,199	0.89

Total proceeds if all options exercised:		$8,961,733

Outstanding Warrants

429,685		1.20	05/14/10
500,000		0.95	08/25/10
123,276		0.75	11/11/10
600,000		0.76	12/14/10
815,000		0.56	12/16/10
366,000		0.55	01/15/11
300,000		0.55	01/26/11
111,111		0.56	02/01/11
133,333		0.56	02/12/11
10,000		0.50	03/30/11
45,455		0.54	04/05/11
2,500		0.50	04/13/11

3,436,360		0.73

Total proceeds if all warrants exercised:	$		2,525,591